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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              Dated: June 14, 2006

                       Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)

     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   June 14, 2006                         By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary


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                                                          EXTERNAL NEWS RELEASE
                                                                       06-27-TC

FOR IMMEDIATE RELEASE:     June 14, 2006


            TECK COMINCO TO LIST ON NEW YORK STOCK EXCHANGE JUNE 29

Vancouver, BC -- Teck Cominco Limited announced today that it has been authorized to list its Class B subordinate voting shares on the New York Stock Exchange. The listing is expected to become effective on June 29, 2006. The Class B subordinate voting shares will trade on the New York Stock Exchange under the ticker symbol "TCK". On June 29, the symbols for Teck Cominco's Class A common shares and Class B subordinate voting shares on The Toronto Stock Exchange will change to "TCK.A" and "TCK.B" respectively.

Teck Cominco President and Chief Executive Officer, Don Lindsay said: "A New York listing is consistent with our objective of maximizing value for all shareholders. The greater liquidity we expect for the Class B shares and increased visibility for the company in the United States will enhance our ability to execute our strategy."

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are currently listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 and forward-looking information within the meaning of the ONTARIO SECURITIES ACT. Forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include statements as to management's expectations concerning the effect of the proposed listing of the company's shares on the New York Stock Exchange. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding the level of trading in the company's shares on the New York Stock Exchange. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry generally.

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC and Canadian securities authorities. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

                                     - 30 -

For further information, please contact:

Greg Waller
Director, Financial Analysis and Investor Relations
(604) 687-1117





                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
    TEL: (604) 687-1117         FAX: (604) 687-6100      www.teckcominco.com